                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                          MIDCOM COMMUNICATIONS INC.
________________________________________________________________________________
                               (Name of Issuer)


                  COMMON STOCK, PAR VALUE OF $.0001 PER SHARE
________________________________________________________________________________
                         (Title of Class of Securities)


                                  00059563X1
        _______________________________________________________________
                                (CUSIP Number)

                                John R. Dennis
                                14 Bello Drive
                            Edina, Minnesota 55439
                                (612) 947-9058
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 May 14, 1996
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

-----------------------                                  ---------------------
 CUSIP NO. 00059563X1                13D                   Page 2 of 14 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TELECOMMUNICATIONS CAPITAL ADVISORS
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      JOINT                                                     (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             801,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          801,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      801,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 00059563X1                13D                   Page 3 of 14 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOHN R. DENNIS
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      JOINT                                                     (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             300,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          300,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      300,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 00059563X1                13D                   Page 4 of 14 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MARYANNE DENNIS
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      JOINT                                                     (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             300,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          300,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      300,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 00059563X1                13D                   Page 5 of 14 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DONALD V. SZYMIK
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      JOINT                                                     (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             501,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          501,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      501,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 00059563X1                13D                   Page 6 of 14 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MAUREEN K. SZYMIK
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      JOINT                                                     (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             501,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          501,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      501,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 00059563X1                13D                   Page 7 of 14 Pages
-----------------------                                  ---------------------


Item 1.   Security and Issuer.
          -------------------

          The title and class of equity securities to which this statement relates is the common stock, par value $.0001 per share (the "Common Stock"), of MIDCOM Communications Inc., a Washington corporation (the "Company"). The Company's principal executive offices are located at 1111 Third Avenue, Seattle, Washington 98101.


Item 2.   Identity and Background.
          -----------------------

          John R. and Maryanne Dennis (the "Dennises") jointly hold 300,000 shares of Company Common Stock. Their address is 14 Bello Drive, Edina, Minnesota 55439. Donald V. and Maureen K. Szymik (the "Szymiks") jointly hold 501,000 shares of Company Common Stock. Their address is 812 Tomer Place, Sioux Falls, South Dakota 57105. The present principal occupation of each of John Dennis and Donald Szymik is investor. The principal occupation of Mrs. Dennis is homemaker. The principal occupation of Mrs. Szymik is homemaker. Mr. and Mrs. Dennis and Mr. and Mrs. Szymik are all citizens of the United States.

          Telecommunications Capital Advisors ("Advisors") is a Delaware general partnership formed on May 14, 1996 by an oral agreement between its general partners, John Dennis and Donald Szymik to work cooperatively with respect to their shares of Common Stock. The principal business of Advisors is investment in the Company Common Stock. The address of its principal office is 14 Bello Drive, Edina, Minnesota 55439.

          None of John Dennis, Maryanne Dennis, Donald Szymik, Maureen Szymik and Advisors, during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The funds used in purchasing the aggregate of 300,000 of the shares of the Company's Common Stock reported herein as beneficially owned by the Dennises were drawn from the personal funds of the Dennises. The aggregate purchase price of such 300,000 shares was approximately $2,494,112.50, net of all commissions, markups, markdowns, related charges and taxes.

          The funds used in purchasing the aggregate of 501,000 of the shares of the Company's Common Stock reported herein as beneficially owned by the Szymiks were drawn from the personal funds of the Szymiks. The aggregate purchase price of such 501,000 shares was approximately $3,896,187.50, net of all commissions, markups, markdowns, related charges and taxes.

          The 801,000 shares of the Company's Common Stock reported herein as being beneficially owned by Advisors was the product of the agreement between Mr. Dennis and Mr. Szymik to form Advisors, as described in Items 4 and 6.


Item 4.   Purpose of Transaction.
          ----------------------

          Each of the Dennises and the Szymiks acquired the shares of the Company's Common Stock for investment purposes and to acquire a significant equity position in the Company because they individually considered the Company's Common Stock to be undervalued in comparison to other similar companies in its peer group. On May 14, 1996, Mr. Dennis and Mr. Szymik agreed to form Advisors, agreeing to cooperate in decisions relating to the Company Common Stock under the name "Telecommunications Capital Advisors," but reserving to the Dennises and Szymiks, respectively, the right to make independent decisions regarding their respective shares of Company Common Stock. Mr. Dennis and Mr. Szymik expect that Advisors will collectively manage their individual shares so as to maximize shareholder value. Depending upon its evaluation of the Company's business prospects and financial condition, the market for the Company's Common Stock, general economic conditions and other factors that it may deem material to its investment decision, Advisors may acquire additional shares of the Company's Common Stock in the open market, in private transactions or by any other permissible means or may dispose of all or a portion of the shares of the Company's Common Stock which are presently owned or hereafter may be acquired.

-----------------------                                  ---------------------
 CUSIP NO. 00059563X1                13D                   Page 8 of 14 Pages
-----------------------                                  ---------------------


          Subject to the same considerations as described in the first paragraph of this Item 4, Advisors may suggest to the Company the formation of strategic alliances or other transactions designed to maximize shareholder value, including the possible sale of the Company to a third party.

          In furtherance of the goal of maximizing shareholder value, discussions have taken place between the Company and Mr. Dennis regarding the current composition of the Board of Directors of the Company.

          The Dennises and Szymiks each may also individually decide to take the actions described above in this Item 4.

          Other than as set forth in this Item or Item 6, no person identified in Item 2 has any present plans or proposals which relate to or would result in
(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated in (a)-(i) above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) As of May 14, 1996, upon the formation of Advisors, Advisors beneficially owned in the aggregate 801,000 shares of the Company's Common Stock. Of that aggregate total, the Dennises directly own 300,000 shares of Company Common Stock and the Szymiks directly own 501,000 such shares. Based upon the most recently available filing by the Company with the Securities and Exchange Commission which shows an aggregate of 15,494,180 shares of the Company's Common Stock outstanding, the 801,000 shares beneficially owned by Advisors constitute approximately 5.17% of the outstanding shares of the Company's Common Stock. The shares directly owned by the Dennises and Szymiks constitute approximately 1.94% and 3.23%, respectively, of the outstanding shares of the Company's Common Stock.

          (b) The Dennises have the sole power to vote and dispose of 300,000 shares of Company Common Stock, and the Szymiks have the sole power to vote and dispose of 501,000 shares of Company Common Stock, subject only to the Partnership Agreement described in Items 4 and 6. Advisors has the shared power to vote and to dispose of 801,000 shares of the Company's Common Stock.

          Pursuant to Rule 13d-3, Mr. Dennis and Mr. Szymik might also be deemed to be beneficial owners, and might be deemed to have the power to direct the voting or disposition of shares of the Company's Common Stock reported herein as beneficially owned by Advisors because Mr. Dennis and Mr. Szymik are general partners of Advisors. Under Section 13(d)(3) of the Exchange Act, Mr. Dennis and Mr. Szymik might also be deemed to be members of a "group" with each other and Advisors. However, neither the filing of this Schedule 13D (or amendments hereto) nor any contents of the same shall constitute an admission that either Mr. Dennis or Mr. Szymik is the beneficial owner of any shares of the Company's Common Stock other than such shares as have been reported herein, or that either is a member of a group for the purpose of Section 13(d) of the Exchange Act, or for any other purpose whatsoever.

          (c) None, other than those transactions described in Item 6 which is incorporated herein by reference.

          (d) Not applicable.

          (e) Not applicable.

-----------------------                                  ---------------------
 CUSIP NO. 00059563X1                13D                   Page 9 of 14 Pages
-----------------------                                  ---------------------


Item 6.   Contracts, Arrangement, Understanding or
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

          John Dennis and Donald Szymik have entered into an oral partnership agreement to be governed by Delaware law (the "Partnership Agreement") by which they each agree to cooperate in the voting and disposition of their shares, but reserve to the Dennises and the Szymiks, respectively, the right to make independent decisions regarding their respective shares of Company Common Stock.

          John Dennis is the owner of approximately 25% of the outstanding shares of QAI Inc., a Minnesota corporation ("QAI"). Pursuant to negotiations conducted by John Dennis, QAI and the Company entered into a Letter of Intent dated December 15, 1995 (the "Letter of Intent"). Under the terms of the Letter of Intent, QAI was to be merged with and into the Company with the current shareholders of QAI receiving shares of Company Common Stock in consideration thereof. In addition, pursuant to an Agreement among the shareholders of QAI dated January 22, 1996, John Dennis would have received additional shares of Company common stock in the event QAI were to be acquired by the Company. The Letter of Intent was terminated as of April 23, 1996.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

 Exhibit Number     Description
 --------------     -----------
        1           Agreement dated as of May 16, 1996 by and between John R.
                    Dennis, Maryanne Dennis, Donald V. Szymik, Maureen K. Szymik and Telecommunications Capital Advisors relating to the joint filing of this Schedule 13D.

-----------------------                                  ---------------------
 CUSIP NO. 00059563X1                13D                  Page 10 of 14 Pages
-----------------------                                  ---------------------


                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 Date: May 16, 1996



                                 By:  /s/ John R. Dennis
                                      ---------------------------------------
                                      Name: John R. Dennis
                                      Title:

-----------------------                                  ---------------------
 CUSIP NO. 00059563X1                13D                  Page 11 of 14 Pages
-----------------------                                  ---------------------


                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 Date: May 16, 1996



                                 By:  /s/ Maryanne Dennis
                                      ------------------------------------
                                      Name: Maryanne Dennis
                                      Title:

-----------------------                                  ---------------------
 CUSIP NO. 00059563X1                13D                  Page 12 of 14 Pages
-----------------------                                  ---------------------


                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 Date: May 16, 1996



                                 By:  /s/ Donald V. Szymik
                                      ---------------------------------------
                                      Name: Donald V. Szymik
                                      Title:

-----------------------                                  ---------------------
 CUSIP NO. 00059563X1                13D                  Page 13 of 14 Pages
-----------------------                                  ---------------------


                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 Date: May 16, 1996



                                 By:  /s/ Maureen K. Szymik
                                      ------------------------------
                                      Name: Maureen K. Szymik
                                      Title:

-----------------------                                  ---------------------
 CUSIP NO. 00059563X1                13D                  Page 14 of 14 Pages
-----------------------                                  ---------------------


                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              Date: May 16, 1996



                              By:  /s/ John R. Dennis
                                   -----------------------------------
                                   Name: John R. Dennis
                                   Title: General Partner of Telecommunications
                                          Capital Advisors